Filed by FCNB Corp
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                  Commission File No.: 000-15645
                                                      Subject Company: FCNB Corp


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                         Contact: Mark A. Severson, SVP/CFO
October 10, 2000                                        (301) 624-2301

 FCNB CORP REPORTS HIGHER EARNINGS FOR THIRD QUARTER, FIRST NINE MONTHS OF 2000
                        ASSETS GROW 10% TO $1.61 BILLION

[Frederick, Maryland] - FCNB Corp (FCNB:NASDAQ-NMS) reported third quarter core earnings of $4.17 million, or $0.35 per basic share, which yielded a 24.2% increase over results for the same period last year. For the first nine months of the year, core earnings of $11.21 million, or $0.94 per basic share, increased 12.7% year-over-year. Reported earnings of $4.16 million for the quarter, or $0.35 per basic share, and $11.17 million for the first nine months, or $0.94 per basic share, were impacted by $21,000 and $64,000 in one-time merger-related expenses, respectively. For the third quarter, reported earnings increased 594.8%, while reported first nine months results improved 60.25%. FCNB Corp's return on average equity before merger-related expenses improved to 17.2% in the first nine months of 2000 from 13.9% last year. At the end of the third quarter, total assets stood at $1.61 billion, and marked a 9.8% year-over-year increase. "Our earnings and asset growth were accented by continued solid loan growth in the third quarter," stated A. Patrick Linton, President and CEO of FCNB Corp. Results were also bolstered by gains in noninterest income, led by insurance revenues that grew by nearly 12% for the first nine months.
Noninterest income represents 28% of net revenues, a measure significantly better than that for a peer group of comparable banks. Additionally, the Board of Directors declared a quarterly cash dividend of $0.16 per share, payable November 3, 2000 to shareholders of record on October 20, 2000.

The most significant event in the third quarter was the July announcement of FCNB Corp's agreement to merge with BB&T Corporation, based in Winston-Salem, North Carolina. Subject to shareholder approval at a meeting of shareholders and other conditions, FCNB Corp shareholders will receive 0.725 shares of BB&T Corp. common stock for every one share of FCNB Corp common stock owned, in a tax-free exchange. The actual dollar value to be received by FCNB shareholders fluctuates daily with changes in BB&T's stock price. What will not change is the number of BB&T shares to be received for each share of FCNB stock. Until the merger is completed, FCNB common stock will continue to trade on the NASDAQ National Market under the symbol "FCNB." After completion of the merger, shares will be converted into BB&T common stock. To determine the value of FCNB Corp's stock on any given day, assuming completion of the merger, multiply the per share price of BB&T's stock (the stock trades on the New York Stock Exchange under the ticker symbol BBT) by 0.725. FCNB Corp anticipates holding a special meeting of shareholders to consider this merger in mid-December 2000, and merger closing is expected in January 2001.

FCNB Corp believes BB&T, which has $55 billion in assets and operates through over 800 banking offices in the Mid-Atlantic and Southeast, is a high-quality institution. "We anticipate a smooth transition, and FCNB Bank customers will soon be introduced to BB&T's strong branch-based sales culture and new products and services such as capital markets access, expanded cash management, leasing, and international banking," said Mr. Linton.

"We chose to partner with BB&T Corp. based on their firm commitment to community banking and delivering superior customer service and products," said Mr. Linton. BB&T Corp.'s community banking strategy allows local bankers to make their own decisions. Currently, BB&T has 22 autonomous regions, each with its own president. After completion of the merger, Frederick will become a regional office of BB&T, and Mr. Linton will continue to serve customers as the Regional President of BB&T's new Frederick region.

FCNB Bank, FCNB Corp's financial services franchise, has 33 full-service offices in Frederick, Montgomery, Howard, Carroll, Baltimore, Anne Arundel, and Prince George's Counties of Maryland, Washington, DC, and Fairfax County, Virginia. Through its Frederick Underwriters, Inc. subsidiary, the company offers a full range of property, causality, and personal insurance products. FCNB Bank is a member FDIC and an Equal Housing Lender.

This press release contains forward-looking statements as defined by federal securities laws. These statements may address issues that involve significant risks, uncertainties, estimates, and assumptions made by management. Actual results could differ materially from current projections.

Please refer to FCNB's filings with the Securities and Exchange Commission for a summary of important factors that could affect FCNB's forward-looking statements. FCNB undertakes no obligation to revise these statements following the date of this press release.

FCNB urges shareholders and investors to read the proxy statement/prospectus and other documents that will be sent to shareholders in connection with the special meeting after it is finalized, and which will be filed with the SEC by BB&T in connection with the proposed merger, because it will contain important information about BB&T, FCNB, the merger, and related matters. The final proxy statement/prospectus, when available, which will be included in BB&T's registration statement on Form S-4, and other relevant documents filed by FCNB or BB&T in connection with the merger, will be available for free, both on the SEC's web site (http://www.sec.gov) and from FCNB and BB&T as follows:

Shareholder Relations                                Shareholder Relations
FCNB Corp                                            BB&T Corporation
7200 FCNB Court                                      Post Office Box 1290
Frederick, MD 21703                                  Winston-Salem, NC 27102
(301) 662-2191                                       (336) 733-3021

FCNB Corp and its directors, executive officers and employees may be soliciting proxies from shareholders in favor of the merger. Collectively, FCNB's directors and executive officers own approximately 13% of the outstanding shares of FCNB common stock as of July 31, 2000. Additional information regarding the interests of such persons in the merger, as shareholders and otherwise, can be obtained from the final proxy statement/prospectus when it becomes available, and from FCNB's proxy statement for the annual meeting of shareholders held on April 18, 2000.

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Investment products are not FDIC insured,  may lose value, and there are no bank guarantees.
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                                      XXXX

FCNB CORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Dollars in thousands)

                                                                                       SEPTEMBER 30,              DECEMBER 31,
ASSETS                                                                           2000                1999                 1999
Cash and due from banks                                                         32,910              32,601              39,323
Interest-bearing deposits in other banks                                           740               4,045              28,737
Federal funds sold                                                              36,264              26,042               8,317
       Cash and cash equivalents                                                69,914              62,688              76,377
Loans held for sale                                                                704               3,159                 878
Investment securities held to maturity                                          18,376              21,768              21,263
Investment securities available for sale-at fair value                         429,693             416,251             420,879
Loans - net of unearned income                                                 997,229             874,475             903,072
Less: Allowance for credit losses                                               (9,178)             (9,648)            (10,043)
       Net loans                                                               988,051             864,827             893,029
Bank premises and equipment                                                     25,244              25,975              25,543
Other assets                                                                    74,886              68,583              67,827
       Total assets                                                          1,606,868           1,463,251           1,505,796

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits:
  Noninterest-bearing deposits                                                 179,602             158,069             163,581
  Interest-bearing deposits                                                    899,348             845,734             865,278
       Total deposits                                                        1,078,950           1,003,803           1,028,859
Short-term borrowings:
   Federal funds purchased and securities sold under
    agreements to repurchase                                                    67,814              60,958              59,995
  Other short-term borrowings                                                  310,507             252,270             269,268
Long term debt:
  Guaranteed preferred beneficial interests in the
    Company's subordinated debentures                                           40,250              40,250              40,250
Accrued interest and other liabilities                                          15,249              14,551              17,659
       Total liabilities                                                     1,512,770           1,371,832           1,416,031

SHAREHOLDERS' EQUITY
Common stock                                                                    11,924              11,904              11,924
Capital surplus                                                                 54,416              52,064              54,316
Retained earnings                                                               38,004              33,011              32,581
Accumulated other comprehensive income                                         (10,246)             (5,560)             (9,056)
       Total shareholders' equity                                               94,098              91,419              89,765
       Total liabilities and shareholders' equity                            1,606,868           1,463,251           1,505,796

FCNB CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME  (UNAUDITED)

(Dollars in thousands, except per share amounts)

                                                                             For 3 months ended              For 9 months ended
                                                                             September 30,                   September 30,
                                                                             2000            1999            2000           1999
Interest income:
  Interest and fees on loans                                             $    22,338     $    18,898     $    63,121     $    55,329
  Interest and dividends on investment securities:
    Taxable                                                                    6,996           6,288          20,573          19,005
    Tax exempt                                                                   130             131             390             421
    Dividends                                                                    467             378           1,331           1,145
  Interest on federal funds sold                                                 267             299             870             647
  Other interest income                                                           10              42             124             131
    Total interest income                                                     30,208          26,036          86,409          76,678
Interest expense:
  Interest on deposits                                                        10,763           8,686          29,934          25,187
  Interest on federal funds purchased and
    securities sold under agreements to repurchase                             1,075             892           2,832           2,301
  Interest on other short-term borrowings                                      4,873           3,284          13,140           9,650
  Interest on long term debt                                                     844             844           2,533           2,533
    Total interest expense                                                    17,555          13,706          48,439          39,671
Net interest income                                                           12,653          12,330          37,970          37,007
Provision for credit losses:
  Operating activities                                                           450             390           1,400           1,278
  Merger-related                                                                  --           2,900              --           2,900
    Total provision for credit losses                                            450           3,290           1,400           4,178
Net interest income after provision for credit losses                         12,203           9,040          36,570          32,829
Noninterest income:
  Service fees                                                                 1,546           1,369           4,482           3,971
  Insurance commissions                                                        1,727           1,564           4,977           4,457
  Net securities gains                                                           523             159             855             805
  Gain on sale of loans                                                           39             343             132             832
  Income from bank-owned life insurance                                          413             393           1,206           1,164
  Other operating income                                                       1,151           1,079           3,243           2,823
    Total noninterest income                                                   5,399           4,907          14,895          14,052
Noninterest expenses:
  Salaries and employee benefits                                               6,387           6,405          19,643          19,246
  Occupancy expenses                                                           1,456           1,523           4,234           4,348
  Equipment expenses                                                           1,047             985           3,182           3,002
  Merger-related expenses                                                         21           1,516              64           1,688
  Other operating expenses                                                     2,605           2,860           7,980           8,371
    Total noninterest expenses                                                11,516          13,289          35,103          36,655
Income before provision for income taxes                                       6,086             658          16,362          10,226
Provision for income taxes                                                     1,931              60           5,194           3,257
Net income                                                               $     4,155     $       598     $    11,168     $     6,969
Net income - before merger-related expenses                              $     4,168     $     3,355     $    11,207     $     9,943
Basic earnings per share                                                 $      0.35     $      0.06     $      0.94     $      0.60
Diluted earnings per share                                               $      0.35     $      0.05     $      0.93     $      0.58
Basic earnings per share - before merger related expenses                $      0.35     $      0.28     $      0.94     $      0.85
Diluted earnings per share - before merger related expenses              $      0.35     $      0.28     $      0.94     $      0.83
Basic weighted average number of shares outstanding                       11,924,443      11,752,285      11,924,492      11,655,706
Diluted weighted average number of shares outstanding                     11,981,393      11,937,239      11,960,604      11,915,845